FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER, dated as of August 6, 2007 (this “Amendment”), by and among KEYCORP (“Acquiror”), KYCA CORPORATION (“Acquiror Sub”) and U.S.B. HOLDING CO., INC. (“Company”).

RECITALS

A.  Acquiror, Acquiror Sub and the Company (collectively, the “Parties”, and each a “Party”) entered into that certain Agreement and Plan of Merger, dated as of July 26, 2007 (the “Original Agreement”).

B.  The Parties now desire to make a technical correction to the Original Agreement pursuant to Section 8.2 thereof on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of their mutual promises and obligations, the parties hereto approve, adopt and make this Amendment and prescribe the terms and conditions hereof and the manner and mode of carrying it into effect, which are as follows:

1.  The following sentence of Section 2.4(a) of the Original Agreement shall be deleted in its entirety:

“Notwithstanding the foregoing, any Company Options (whether vested or unvested) that are held by employees of the Company who are not Continuing Employees (as such term is Defined in Section 5.10(a)) or that are held by directors of Company shall be entitled to a cash payment from the Company at the Effective Time in an amount equal to the excess of (i) the sum of (A) the Per Share Cash Consideration plus (B) (1) the Designated Ratio multiplied by (2) the Acquiror Share Price over (ii) the per share exercise price of such Company Option, subject to any required withholding of taxes.”

and replaced with the following:

“Notwithstanding the foregoing, any Company Options (whether vested or unvested) that are held by employees of the Company who are not Continuing Employees (as such term is defined in Section 5.10(a)) or that are held by directors of Company shall be entitled to a cash payment from the Company at the Effective Time in an amount equal to the excess of (i) the sum of (A) the Per Share Cash Consideration plus (B) the product of (1) the Designated Ratio multiplied by (2) .65 multiplied by (3) the Acquiror Share Price over (ii) the per share exercise price of such Company Option, subject to any required withholding of taxes.”

2.  Nothing in this Amendment is intended or shall be construed to confer upon any Person, other than the Parties, any right, remedy or claim under or by reason of the Original Agreement, this Amendment or any part hereof.

3.  Each Party represents and warrants that this Amendment has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance to its terms.

4.  This Amendment shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.

5.  This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Amendment.

6.  Except to the extent expressly amended by this Amendment, all terms of the Original Agreement shall remain in full force and effect without amendment, change or modification.

7.  All references in the Original Agreement to the “Agreement” shall be deemed to be to the Original Agreement as amended by this Amendment.

8.  Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Original Agreement.

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IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first above written.

KEYCORP

By:	/s/ Daniel R. Stolzer
Name: Daniel R. Stolzer
Title: SVP and Deputy General Counsel

KYCA CORPORATION

By:	/s/ Daniel R. Stolzer
Daniel R. Stolzer
Title: President

U.S.B. HOLDING CO., INC.

By:	/s/ Thomas E. Hales
Name: Thomas E. Hales
Title: Chairman and Chief Executive Officer